Exhibit 21.0

SUBSIDIARIES

Incorporation/Organization	Jurisdiction of
Mastech, Inc.	Pennsylvania
Global Financial Services of Nevada	Nevada
RPOWorldwide, Inc.	Pennsylvania
Mastech Trademark Systems, Inc.	Delaware